Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated February 25, 2010 with respect to the consolidated financial statements (which report expressed an unqualified opinion and contained an explanatory paragraph relating to the change in accounting method for term license agreements) and internal control over financial reporting included in the Annual Report of Acacia Research Corporation on Form 10-K for the year ended December 31, 2009 which are incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

Irvine, California
March 1, 2010